Exhibit 21.1
                         SUBSIDIARIES OF FOOTSTAR, INC.

The registrant is the direct parent corporation of Footstar Center, Inc., a California corporation, which owns all of the outstanding shares of Footstar Corporation, a Texas corporation, which owns all of the outstanding shares of Athletic Center, Inc., a Colorado corporation, Athletic Attic of Texas, Inc., a Texas corporation, Meldisco H. C., Inc., a Minnesota corporation, LFD I, Inc., a New York corporation, Footstar HQ, LLC, a New Jersey limited liability company, Melville Mexico H.C., Inc., a Minnesota corporation, Melville Atlmex H.C., Inc., a Minnesota corporation and Melville Foreign, Inc., a Minnesota corporation.

Athletic Center, Inc. owns all of the outstanding shares of Footaction Center, Inc., a New York corporation, which owns all of the outstanding shares of Apache-Minnesota Thom McAn, Inc., a Minnesota corporation, which owns all of the outstanding shares of Mall of America Fan Club, Inc. Mall of America Fan Club, Inc. owns all of the outstanding shares of approximately 560 corporations which operate specialty retail stores under the Footaction trade name located in the United States, Puerto Rico and the U.S. Virgin Islands selling brand name athletic footwear and related apparel for men, women and children and also owns all of the outstanding shares of FA HQ, Inc., a Texas corporation.

Meldisco H.C., Inc. owns all of the outstanding shares of Miles Shoes Meldisco Lakewood, Colorado, Inc., a Colorado corporation, which owns 51% of the capital stock of approximately 2,150 corporations and 100% of the common stock of approximately 3,780 corporations which were formed to operate licensed footwear departments in Kmart or Rite Aid Drug Stores all located in the United States, Puerto Rico, the U.S. Virgin Islands and Guam. Miles Shoes Meldisco Lakewood Colorado, Inc. also owns 100% of the common stock of Meldisco Europe, Inc., a New York corporation which was involved in the registrant's discontinued operations in Hungary, Poland, the Czech Republic and Slovakia.

LFD I, Inc. owns all of the outstanding shares of LFD II, Inc., a New York corporation, which owns all of the outstanding shares of LFD Operating, Inc., a Delaware corporation, which was formed to operate licensed footwear departments in Spiegel, Stein Mart, Forman Mills, Roses, Roses Express, Super 10, Super Dollar, Maxway, Super Saver, Bargaintown, Ames, Shoppers World, Biggs, Auchan and Citi-Trends stores. LFD II, Inc. also owns all of the outstanding shares of LFD Today, Inc., a New York corporation, which was formed to operate licensed footwear departments in Today's Man stores and also owns all of the outstanding shares of Shoe Zone Center, Inc., a Nevada corporation, which owns all of the shares of approximately 5 corporations which operate specialty retail stores under the Shoe Zone trade name located in Puerto Rico.

Athletic Center, Inc. owns all of the outstanding shares of Feet Center, Inc., an Arizona corporation, which owns all of the outstanding shares of Nevada Feet, Inc., a Nevada corporation, which owns all of the outstanding shares of Feet of Colorado, Inc., a Colorado corporation, which owns all of the outstanding shares of approximately 90 corporations which operate large format retail footwear stores under the Just For Feet trade name located in the United States and also owns all of the outstanding shares of Feet HQ, Inc., a New Jersey corporation.

Several of the subsidiaries referred to in this Exhibit have not yet opened their stores for business and several no longer operate any stores. All of the subsidiaries referred to herein are included in the consolidated financial statements of the registrant.

The names of other subsidiaries are omitted as, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.


                                       85